Danielle Benderly
PHONE:	(503) 727-2011
FAX:	(503) 346-2011
EMAIL:	DBenderly@perkinscoie.com

January 28, 2010

VIA EDGAR FILING AND OVERNIGHT DELIVERY

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549-3628

Re:	Mentor Graphics Corporation
Schedule TO-I
Amendment No. 1 to Schedule TO-I
Filed January 7, 2010
Amendment No. 2 to Schedule TO-I
Filed January 21, 2010
File No. 5-38367

Dear Ms. Duru:

Pursuant to the additional oral comment we received on January 26, 2010, and on behalf of Mentor Graphics Corporation (the “Company”), we are supplementing the response to Comments Nos. 3, 4 and 5 in your letter dated January 13, 2010 (the “Comment Letter”) regarding the Company’s Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on January 7, 2010, as amended by Amendment No. 1 to Schedule TO filed on January 7, 2010. For your convenience, the responses are numbered to correspond to the numbers of the comments in the Comment Letter. The responses reference Amendment No. 3 to Schedule TO, which the Company filed with the SEC today (“Amendment No. 3”).

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

January 28, 2010

Exhibit (a)(1)(A)-Offer to Purchase

Summary Term Sheet-Questions & Answers, page 1

How do I participate in the Exchange Offer, page 8

3.	You disclose throughout the offer to purchase that the only means to tender is electronically by making an online election at the Exchange Offer website. There is no indication, however, as to the accommodations, if any, that you will provide to any eligible employee who may not have Internet access. Explain why you believe limiting the manner in which option holders may tender into the Offer in this manner is appropriate, taking into account the characteristics of the eligible option holders and any other factors you believe are relevant under the facts presented. We may have further comment.

SUPPLEMENTAL RESPONSE: Consistent with our discussion, the Company has amended the relevant disclosures as set forth in Amendment No. 3 to clarify that, in the event eligible employees are unable to make an election to tender eligible stock options, or to withdraw a previous election to tender eligible stock options, using the Exchange Offer website at https://mentor.equitybenefits.com, they can tender eligible stock options, or withdraw a previous election to tender eligible stock options, via facsimile. A copy of the form of email to eligible employees communicating this clarification and a paper election and withdrawal form for tenders and withdrawals made by facsimile are filed as exhibits to Amendment No. 3.

When and how can I withdraw…. page 8

4.	You appear to limit the means of withdrawal to solely the Exchange Offer website. We further note disclosure on page 15 in which you state that withdrawals submitted by any other means will not be accepted. Please see our prior comment. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). We may have additional comments.

SUPPLEMENTAL RESPONSE: Please see the response to Comment No. 3.

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

January 28, 2010

What if I have questions regarding the Exchange Offer... page 8

5.	Please clarify whether tenders of shares may be effected via the submission of paper documents and if so, the proper method of submission of such paper documents (i.e., hand delivery, interoffice, U.S. mail (or other post), Federal Express (or similar delivery service) facsimile or email).

SUPPLEMENTAL RESPONSE: Please see the response to Comment No. 3.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (503) 727-2011.

Very truly yours,
/s/ Danielle Benderly
Danielle Benderly

DB:TJF

cc: Dean M. Freed, Esq.